

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

Michael Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

   Re: Fidelity National Financial, Inc.
     Registration Statement on Form S-4
     Filed May 30, 2018
     File No. 333-225287

Dear Mr. Gravelle:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Mergers
Background of the Mergers, page 64

1. You state that Stewart's senior management and board periodically review various strategic alternatives as part of Stewart's ongoing efforts to strengthen its overall business. Please disclose what led to Stewart's determination to retain Citi in May 2017.

2. Please expand the disclosure regarding Stewart's initial discussions with Party A, prior to Stewart's receipt of Party A's November 17, 2017 letter. Please also expand your disclosure regarding the various discussions between Party A and Stewart that took place after the receipt of the letter relating to material terms of a potential transaction.

3.   You state in the first full paragraph on page 68 that Citi received communications from
        five parties regarding a potential transaction, but Stewart only entered into confidentiality
        agreements with three of them. Please revise to clarify why Stewart did not enter into
        agreements with the other two parties, and whether they were potential strategic or
        financial acquirors. Please also disclose whether there were any discussions with Party E
        other than providing diligence materials, and whether Parties D and E provided an
        explanation regarding why they were no longer interested in pursuing a transaction with
        Stewart.

4.   Please expand your disclosure to explain why the Stewart board did not find a transaction
        with Party A to be favorable, and why it did not further pursue a transaction with Party A
        that could result in consensus support among the board. We also note that you state in the
        penultimate paragraph on page 77 that the Stewart board determined to delay its decision
        regarding whether to engage a second financial advisor pending further developments in
        the strategic alternatives review process. Please revise to disclose the discussions
        regarding this issue following the completion of the strategic alternatives review process.
        Please also disclose whether there were any discussions with Party A, or relating to the
        Party A projections, following the January 5 meeting.

5.   You state in the first full paragraph on page 76 that the Stewart board determined that
        Party F's proposal did not offer sufficient value as compared to its other strategic
        alternatives proposed by other parties, and in the first paragraph on page 77 that the
        Stewart board agreed it would not engage in further discussions with Party F until Party F
        made a different proposal. You then state that a discussion with Party F occurred on
        January 23, 2018. Please revise to disclose what changes caused Stewart to re-engage
        negotiations with Party F, the terms of the potential transaction discussed on that date and
        why the Stewart board ultimately determined not to pursue a transaction with Party F.

6.   Please explain whether discussions with Party G extended beyond the negotiation of a
        confidentiality agreement, and if so, the nature of those discussions.

7.   You state on page 84 that the Stewart board considered other strategic alternatives
        available to Stewart, including remaining as an independent company. Please expand
        your discussion to disclose these considerations (including its consideration of the
        alternative growth plan, which, based on your disclosure on page 82, appears to depend
        partially on potential acquisitions).

Material U.S. Federal Income Tax Consequences of the Mergers, page 103

8.   We note your statement that it is intended that the mergers will qualify as a
        "reorganization" within the meaning of Section 368(a) of the Code. Please revise the
        disclosure in this section and elsewhere as appropriate to provide a firm conclusion
        regarding the material federal income tax consequences to investors and file a tax opinion
        as required by Item 601(b)(10) of Regulation S-K.   Additionally, clearly state that the
        conclusion is the opinion of counsel and remove statements that assume the material tax

consequences at issue (e.g., "intended to qualify" as a reorganization). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

<u>Incorporation by Reference, page 245</u>

9.   Please revise this section to include all the current reports on Form 8-K filed by Stewart since the end of its fiscal year. Refer to Item 11(a)(2) of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Irene Paik at 202-551-6553 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Sachin Kohli